EXHIBIT 99.1

                          Given Imaging Conference Call
                                  July 8, 2005
                                  10:00 a.m. ET



Operator: Good morning and welcome, ladies and gentlemen, to the Given Imaging
          Preliminary Second Quarter Results conference call. At this time I'd like to inform you that all participants are in a listen-only mode. Before I begin, I'd like to read the following regarding forward-looking statements.

          During the course of this conference call the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging. We wish to caution you that such statements reflect only the company's current expectations and that actual events or results may differ materially.

          You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company's annual report on Form 20-F filed March 25, 2005.

          The company undertakes no obligation to update any projections or forward-looking statements in the future. At the request of the company, we will open the conference for question and answers after the presentation. We'll now turn the call over to Gavriel Meron, President and CEO of Given Imaging. Please go ahead.

Gavriel Meron: Thank you, Joe. Good morning, everyone, and thanks for joining us today on our call, especially on this short notice. As you saw in our press release this morning, we do expect our second quarter revenue to be approximately $20.5 million, short of the low end of our guidance for this quarter of $22 million.

          Earnings are expected to be in the range of three to five cents a share, also short of the low end of our guidance, which was six cents. And this excludes the effect of a one-time provision for taxes, which I will elaborate upon in a few minutes.

          As we said in the press release, the shortfall in sales was due primarily to the slower finish in both system and PillCam sales during the quarter, and especially in the United States. Sales outside of the U.S. were actually in line with and in some cases ahead of our expectations. We are only a week out of the quarter and obviously have not yet completed our analysis of these results, but I will still try to provide you with our initial thoughts.

          As you all know, during the first quarter of this year we did redirect our sales force in the U.S. from focusing on the selling of new systems, to increasing utilization. Before this change, their main focus was on selling systems, what we call the hunting mode. We changed their mode to a harvesting mode, meaning that they have to go to their existing installed base - and we have about 1,400 customers in the United States - to increase PillCam small bowel usage.

          Utilization has been just over one patient per week on average as of the end of the last quarter, and this is a fraction of the level of utilization that we can or should achieve. You all have your models and you know very well how a change in the utilization numbers can make a significant effect upon the overall revenue and our earnings numbers moving forward. So, increases in utilization will clearly also have a positive ripple effect upon new work station placement moving forward as well.

          But increased utilization for a new product means changing habits and changing perceptions among gastroenterologists. And many of the things that we're doing are paradigm shifts, and this cannot occur overnight. It means trying new ways to change customer behavior and our reps investing more of their time with our customers.

          We're trying different methods. Some of them are actually quite successful in the field. We're working now on identifying the best ones so that we can implement across the board. I will come back to you with some more specific data about utilization and how we're tackling that on that on our regular quarterly call on July 29th.

          The bottom line, our PillCam small bowel sales did grow about 50 percent compared to the second quarter of last year. Now, that's not bad, but we had expected to do far better than that. The second factor that impacted sales this quarter was lower system sales. We'll get into specific numbers only in the quarterly call.

          But since our sales reps are now spending more time on increasing utilization it does mean that they have less time to spend on selling new systems and hunting. We did not expect this shift to impact total system sales because of two main reasons. One, we had hired and trained 10 additional reps at the beginning of the year, bringing our total sales force, territory managers and regional managers to 45.

          And, secondly, under our agreement with J&J's InScope division, InScope was responsible for generating new system leads for us. The objective is, of course, to align the two sales forces and get them to work together as one unified sales force with a common mission, and that is to expand the footprint as much as possible.

          So, we should all have a common mission to expand the footprint as much as possible so everyone can have a bigger field to harvest from. With InScope's 80 sales reps we together total now more than 120 sales reps. And that is one of the largest sales forces in the GI device space.

          But with all new endeavors, aligning the sales forces does take time. We have not yet realized the anticipated benefits. We have had in-depth discussions together about how to correct this moving forward and we have made significant progress in improving our coordination. We've outlined clearer goals. We are investing efforts in training and educating the combined sales forces to work as one coordinated team in the field. And I am confident that this will reap significant benefits moving forward.

          Finally, as you know, reorders of PillCam ESO are linked very closely to reimbursement. And to date we are still working with payers on this issue. We continue to believe that ESO represents a huge opportunity, and I do expect to see sales of PillCam ESO pick up in tandem with reimbursement. And we shall be educating gastroenterologists to understand the potential of the platform to drive additional business to them and increase their practice efficiency and throughput.

          The results of these three factors is a shortfall of about one and a half million from the low end of our guidance range. We have still not completed working through our full financial results, but we do expect that earnings per share will be in the range of three to five cents relative to the low end of our guidance range of six cents per share before the additional factors that we'll talk about now.

          And the other factor that I'm talking about that is impacting our earnings this quarter is that we discovered that our U.S. subsidiary had omitted to collect and remit sales tax to state authorities. As you know, sales tax applies to the purchase, and the seller acts to collect the tax on behalf of the state as an agent, so to speak. This omission was a good faith error.

          It seems that we did not collect sales tax, partly under a misconception that all of our customers are exempt, since many of the larger and initial customers actually were exempt. However, even though we did not collect the sales tax we are liable for it to the different states and jurisdictions. Our customers, however, are not relieved of their obligations to pay sales and dues tax and in most cases can be required to pay the tax at a later time either by us or by the state or the jurisdiction.

          We found that many organized institutions when they are not charged sales tax by their vendors actually accrue and remit sales and use tax independently through the state. Other customers have been audited by the state tax authorities and have also paid the required sales and use tax directly to the states.

          We intend to approach states with voluntary disclosure and, in parallel, to request our customers to remit these taxes. However, as a matter of caution, we expect to make a provision this quarter in the amount of approximately $1.2 million for possible bad debts related to collection of these taxes as well as interest and penalties that we may be charged.

          I believe that this provision should cover this risk sufficiently. Our U.S. subsidiary has already implemented a system for invoicing all customers with sales tax. So, moving forward, I do not expect to see any impact on our revenue or profit growth.

          It is also important to note that this omission was discovered as a result of measures we recently took to strengthen our internal controls in our U.S. subsidiary. These included, among other things, the replacement of senior finance personnel with new staff, who identified this issue, reported upon it to management and to our independent auditors.

          Last, but certainly not least important, is the resignation of Zvi Ben-David, who has been our CFO almost since inception. After five very intensive years, Zvi wants to rest and spend more time with his family. Zvi is being replaced by Yuval Yanai, who will be joining Given very soon.

          Yuval is currently the senior vice president and CFO of Koor Industries, which is one of the largest investment holding companies in Israel, with investments in telecom, chemicals and defense technologies. Koor itself is traded on the New York Stock Exchange, and many of its portfolio companies are public companies.

          Yuval, before this position at Koor, was the CFO of two other known Israeli technology companies, NICE Systems, which is traded on the NASDAQ and, prior to that, he was CFO of Elscint, which was traded on the New York Stock Exchange. Elscint had made landmark contributions to the radiology world in hot areas such as multi-slice CT and nuclear imaging, and it grew from a startup to more than $300 million revenue before being sold. Today parts of Elscint are held by G.E. Medical and Philips.

          And Given now is challenged in growing beyond the $80 million run rate to grow to hundreds of millions of dollars of sales a year. So we are becoming more complex and we do feel the need for additional experience and management expertise around the table, particularly to strengthen our financial management. So, I do look forward to welcoming Yuval on board very soon as our new chief financial officer. At this time I will turn the call back to the moderator for questions and answers. Joe, please.

Operator: Thank you. If you would like to ask a question at this time, please press the star key followed by the digit one on your touch-tone telephone. If your speakerphone is on and you have your mute function on, please turn that off so your signal will reach our equipment. Again, that is star one for questions. We'll pause just a moment to let everyone signal. We'll go first to Ed Shenkan of Wells Fargo.

Ed Shenkan:  Good morning, Gabi.  Thanks for taking my question.

Gavriel Meron:  Hi, Ed.

Ed Shenkan: Hi. As far as the guidance, you said you're going to wait until your conference call later in the month. Could you tell us what you're expecting to learn between now and then and why you'd put it off another 14 days or so?

Gavriel Meron: Yes. We are now in the process obviously of completing the quarter. And the quarter just finished a few days ago. And we go through a process every quarter of analyzing the quarter, reviewing it with managers, and preparing our plans for the next two quarters, which are related to what we're going to sell and what we're going to spend. And spending and selling - spending for sure is very controllable. And selling is controllable to a certain extent. And I hope to a significant extent.

          We have to go through that process before I feel comfortable saying that something has changed and what has changed and coming out with any statements relating to guidance. So, I think we'll have to defer till the end of the month for that.

Ed Shenkan: OK. And as far as the breakdown in the quarter, could you give us even any percentages of the revenues that were attributable to capsules versus workstations or U.S. percentage of revenues versus outside U.S., a band? Is there anything else you could give us that you might feel comfortable with that would help us to understand better how the quarter broke out?

Gavriel Meron: Yes. Ed, I think we're really going to have to wait for that, to get all the financial numbers together and the analyses and present them in a way that has been audited and is correct so that I will have my CFO next to me. And he'll give you all the numbers and you'll get them.

Ed Shenkan:  OK.

Gavriel Meron: I really would prefer that we leave all of that aside at the moment. It was important for us to get this information to the market, which is the general information on where the company is, where we're going, and what is unchanged and with a slight.

Operator:  We'll go next to Ittai Kidron of CIBC World Markets.

Ittai Kidron: Hi, Gabi. I don't know if you want to keep on answering Ed's question. But could you give us at least - if you look at the shortfall relative to the low end of your guidance, around $1.5 million, roughly - was it more the workstations? Was it more the capsules? Can you give us a little bit more color on that without percentages, but from at least a thought standpoint? Where was most of the dollars missing?

Gavriel Meron: We had a range of 22 to 24. The difference between the high end and the low end was upside in PillCam ESO, which of course we know didn't happen. And PillCam ESO was very slow. So, if we look at the - if we take the variance that we had, the variance between the low end of the range, Europe and the rest of the world were on target and slightly ahead of the target.

          In the U.S. we have three pieces. One was workstations. One was PillCam small bowel. We didn't have as high utilization as we wanted to see. We saw growth, but it wasn't as fast as we wanted it. It was only 50 percent growth. And PillCam ESO was of course very low, as I said, since there's still no reimbursement and as a result of that very, very few orders. But beyond that in numbers, we will give the numbers out in the call on July 28th.

Ittai Kidron: OK. How would you characterize the work that J&J has done since the commercial launch of ESO? And what kind of traction or no traction do you see they got in workstation sales? Is it to your satisfaction or things could be better over there?

Gavriel Meron: The traction that we've seen from our activities with J&J, the InScope sales force has had a very difficult time because they haven't had reimbursement. They've been trying to sell a product that isn't reimbursed, where the clinical data is not yet published. So, they have a lot of, of course, difficulty in seeing results.

          In addition to that - and you asked specifically about the workstations - the J&J sales force had not been trained widely to be a platform sales force and more of a utilization sales force, which is more natural to their inclination. Following the, I would say, three months results, not the six month results - following the three months results, during the last quarter we've had lengthy discussions about what that means and what needs to be done to change.

          And we've agreed on changing plans and changing activity that will actually train the whole sales force in a similar way to sell not only the platform as a platform for small bowel PillCam and ESO PillCam and further down the road, of course, a colon capsule, but in addition to that, of course, the utilization by the InScope sales force for ESO and the utilization for small bowel by our sales force. So, the difference will be to actually proactively train to sell the platform, not only to just mention it when they go into the customer.

Ittai Kidron: So, do you see a risk with having J&J people out there being now mostly responsible for workstation sales, I guess, at this point? And with your own sales force focusing more on the capsule, given that the J&J people are not as used to selling workstations, do you see a risk here that in the near term there will be this transition period where workstation sales might be, say, challenged because of this?

Gavriel Meron: No. Maybe I wasn't clear about that. We're not delegating the bringing of the lead of workstations to J&J anymore. And that is the way it started off and that is where it was in the first quarter and most of the second quarter.

Ittai Kidron:  OK.

Gavriel Meron: But, moving forward into the next part of the year what we've agreed upon is that we should have one positioning for the customer, whether it is a J&J salesperson or whether it is an

          InScope salesperson or a Given salesperson. When you go to a new customer and you talk about the platform the talk track should be the same.

          When you go to an existing customer and talk about utilization, the talk track may be different and then it will be more focused by them on ESO and more focused by us on utilization. But, again, the issue is going to a new customer and presenting a full and complete platform.

          And that kind of makes sense. It's very logical. We tried a different track and that obviously didn't work. This is a track that presents one face, one story to the customer. And is there a risk in that? There is, but we're not delegating that. We're actually enlisting each other to do a better job together.

Ittai Kidron: OK. And so, lastly on this point, would you say that - is there a risk - is there - will there - is there a change to the commission structure between you and J&J because of this ...

Gavriel Meron:  No.

Ittai Kidron:  ... number one?  And, two ...

Gavriel Meron:  The answer is no, number one

Ittai Kidron: OK. And will there be a change in headcount at J&J or with your own internal sales force because of that?

Gavriel  Meron:  No. We have 40 salespeople, TMs, and they have about 80 TMs.
          There's no need to increase beyond 120. I think we're probably now already the largest sales group in medical devices for gastroenterologists. And I think that is a sweet spot to be in. And there is no change in the commercial arrangements between the companies. There has been a change on the - in the commercial arrangements of our companies with our sales force.

Ittai Kidron:  You mean the way the sales force is compensated?

Gavriel Meron:  Right.

Ittai Kidron:  OK.

Gavriel Meron: Those sales forces now will be compensated slightly differently, not more money but with the potential of course to make more money as they become more successful, but with the potential to see money coming from all the elements of the platform, and, again, to reflect what we said so everyone will get something on the workstations.

          Our sales force will, of course, get a major portion of their commissions coming from the small bowel, but some commissions coming from ESO. And, vice-versa, the InScope group will be getting on the workstations plus a major portion, of course, on PillCam ESO and a small portion based on the small bowel.

          So, now they will not only talk the platform but they will have an interest in the platform. In fact, together that sales force these 120 sales force, I think the only larger medical device group may be Boston Scientific. So, we're really - we're bigger already than Olympus, Pentax, Fujinon. This gives us a lot of power in the street.

          And, as I said, I think, on the call, this is a process where it's a process of learning. We're doing something completely new. I don't think this has ever been done before. And I'm not talking about ingesting capsules. I'm talking about getting two different companies to work together with their sales forces in the field.

          What I will say that has been very positive is the way we've been working together, hammering things out together, being very frank and open and honest, trying to think together what the best way to serve our customers is. And we all as a team came to the conclusion to serve the customers best is to present the platform in the same way by all the sales force.

Ittai Kidron: Very good. OK. Thanks, good luck, and congratulations on Yuval's nomination. He's definitely a worthy candidate.

Gavriel Meron:  Thanks, Ittai.

Ittai Kidron:  Thanks.

Operator:  We'll go next to Timothy Lee of Merrill Lynch.

Timothy Lee: Gabi Good morning. Just two questions here. Just, one, a semantics issue. Just looking at your press release saying lower than anticipated closing of new systems. So, does that mean the actual lead activity is there and this is just a timing issue, or are these - are the leads - the sales leads aren't there as well?

Gavriel Meron: It's a good catch. And the thing is this. At the end of the day on the last day of the quarter we had a long list of leads that we hoped more would close, and they didn't. Now, if they will close tomorrow or the day after I'm not sure, but they were definitely in the leads. So, that is different. And - if you understand what I mean.

          So, we have - we definitely have the pipeline and we do expect to close them. I can't give you a date on when they're going to be closed, but when we were looking at the end of the quarter we had anticipated a higher closing rate of the leads that were out there.

          So, again, we do have a large group of salesmen out there that have not had much experience in actually closing device deals. And that may also have affected the level of the leads that we had, which maybe will take a bit longer than before.

Timothy Lee: So, just to make sure I'm clear on this, the interest from the customers isn't really below your expectation. It's just a matter of actually closing the sales?

Gavriel Meron: I would say both, closing the sales and beginning to evaluate perhaps correctly how close you are to closing.

Timothy Lee: Got it. OK. And then just a second question. Just in terms of kind of your sales flow is it natural to assume that the last two weeks of the quarter you get 10, 15 percent of your sales and we should expect that to be kind of the natural pattern here on any given quarter?

Gavriel Meron: In every given quarter what you see is it's quite easy to track
          PillCam small bowel and its growth. It's not that erratic. Though if you now have 120 salespeople out there, then you could have 120 people at the end of the quarter closing one [inaudible], right. And that would give you kind of tens of thousands of dollars. But the real jump at the end of the quarter has been always the workstations.

          And so, there had been an expectation for workstations at a higher level than we actually executed and closed. And, of course, PillCam ESO where there hadn't been - there have been very little, I would say, reorders during the quarter. That actually could jump very significantly all of a sudden when the cycle reorders comes because we have more than 700 accounts who are ESO-enabled.

          That means they have RAPID 3, they have DR2 and they have PillCam ESO. And as soon as they finish the 10-pack and they replenish that's 700 10-packs that could be sold. That could be - you can't know when that's going to happen. And we don't have any sustained reordering that we can say, OK, this is the rate of reordering. And so, therefore, there's a - that's another, what, $300,000 that could come in physically in the last few days of the quarter.

          So, we did have, I would say, a strange quarter from that point of view, but at the end of the quarter there definitely was a possibility of a significant upside to bring us into the range. But that didn't happen. A lot did happen, but we didn't get as far as we hoped we will get.

Timothy Lee: OK. Looking forward to the call at the end of the month for some additional details then. Thank you.

Gavriel Meron:  Thanks, Tim.

Operator:  We go next to Amit Hazan of SunTrust.

Amit Hazan: Hi. Good afternoon, guys. Just a couple questions. On the PillCam ESO, just again with regard to reimbursement, just more curious on your -as you were setting your expectations for the quarter did you expect to have reimbursement in place this quarter for the ESO?

Gavriel Meron: Reimbursement in place? There are two types of reimbursement, and let me just review that. There's reimbursement that we're talking about getting a CPT code, which means submitting to CMS sometime towards the end of this year, getting approval from CMS the end of next year effective January 1, the year after, 2007. That is what I will call getting reimbursement.

          But under - besides that in the parallel track in the similar way to what we did when we came out initially with the PillCam small bowel, we went to payers one by one to convince them to start insuring and covering PillCam small bowel activity. And this is the activity that has been ongoing for PillCam ESO since we got FDA clearance. Now - which was in November, December last year. And that activity takes time.

          If we just look back at PillCam small bowel, we received FDA clearance in August of 2001. And I think for three quarters we had no policies. But then they started coming in. And once they start coming in one brings the other and one gives the other more confidence and it starts moving. And as you get these policies coming out, which are regional policies usually, multi-state, four or five states each time, you can see movement of sales and reorders in those states.

          And that is what we do expect to happen. We had hoped that some of that will happen earlier because PillCam ESO wasn't a totally new product compared to PillCam small bowel. But even so, this has taken pretty much about the same time as it's taken us with the small bowel. And we do expect to see - and there are in the pipeline some policies that should be announced moving forward.

Amit Hazan: OK. I guess I'm just trying to understand - I mean, it sounds like you're making a very strong correlation between ESO sales and reimbursement. And just kind of trying to get maybe anecdotally if that's what you're hearing from your customers as they're doing these evaluations and again as we're looking into the back half of this year before your call when you give us guidance how we look at ESO sales before reimbursement comes in. So, if you can give any color there.

Gavriel Meron: Just a comment to that, again, we have 700 customers who have PillCam ESO on their shelf and have been using PillCam ESO at a very slow rate. And the capability for them to use it at a higher rate is really a function of reimbursement. And it can move very quickly. That's what's unique and very different to where we were with the PillCam small bowel.

          So, when we move the PillCam small bowel we found it very difficult to sell before reimbursement. Here we have a situation we have customers who are given diagnostic system savvy. They know how to work with the system. They work with the system.

          They have PillCam ESO. They understand the value of it. They may not appreciate it yet as much as we'd like them to appreciate it. That's for sure. But they're not going to get reimbursed for it now, so there's nothing driving them to do that.

          But once they do get reimbursed we will be using - and J&J InScope will be using everything they have to drive utilization through the sales force through other marketing activities and, of course, through the referral patterns that the Johnson sales force can also help generate. So, we're in a very different place from the potential of moving as soon as reimbursement does come out. So, you're right, I am connecting that very much one with the other.

Amit Hazan: OK. Just two quick other questions. First, unless I missed it, I didn't hear much about recorders here in the U.S. Should we assume that those were OK, or did you see any because of the big promotion you've had over the last two quarters, the first quarter and the fourth quarter. Was there any slip there or were those still at about
          1.8 per workstation?

Gavriel Meron: We'll get into the details of the numbers at the - in two week's time when we have the call and we get into the numbers. But we did after DDW come out with a promotion and we reduced the price of the recorders to under $5,000 to encourage people to buy recorders, as many as they need. And when we say that the system revenues of or less than we anticipated, then the systems, of course, does include the recorders - we don't divide that in this call.

Amit Hazan: OK. All right. And just lastly on the tax charge, you say one-time in nature. I just want to make sure that that means going forward here we can continue to model as we had been almost no U.S. taxes. Is that correct?

Gavriel Meron: That's correct. This isn't corporate tax that comes out of our earnings. This is sales tax that we should have and we are now as of every invoice coming out adding on where it is relevant, where we don't have an exemption certificate and where it's not a reseller. According to the specific sales tax rules in the different jurisdictions, some jurisdictions the capsule - the PillCams are actually exempt.

          Some of the workstations are not exempt. We have to go through each - each invoice will have the correct sales tax on it, as it should have been up till now. And we will collect and remit to the states. That has absolutely no effect on P&L moving forward or on the sales revenue top line or bottom line. And so, your models from that point of view should be intact.

Amit Hazan:  OK.  Perfect.  Thanks very much.

Gavriel Meron:  Thanks.

Operator:  We'll go next to Peter Bye of Smith Barney.

Gavriel Meron:  Hi, Peter.

Peter Bye: Hey, Gabi. Thanks. Just there seems to be a lot of focus on the diagnostic side and just sort of the disconnect between the sales forces, but honestly there was a shortfall across the board here. You have an extra 10 salespeople this year, either solely concentrated on SB.

          I mean, there was a shortfall there too. Given what you claim is certainly underutilization, what's going on there? You've got extra bodies knocking on the door that much more to drive other indications. And that doesn't seem to be taking off either.

Gavriel Meron:  Yes.  The 50 percent growth is not that nothing happened.
          Something definitely has happened if we've grown 50 percent. What I'm saying is our expectation was higher and we are in unchartered waters. And what we are doing, and this is what I also mentioned in the call before, we've tried something new.

          We've taken a group of sales force and we've trained them to be harvesters rather than hunters. And we've done very - a lot of very different things. We've tried a lot of different things to see what actually is effective to move utilization. From my point of view, I want to see utilization move from one to two to three to four to five.

Peter Bye:  Right.

Gavriel Meron: And what we're seeing, of course, is incremental movement, from 1.17, 1.2, 1.3, something like that. But I can tell you that there are territories and territory managers that have succeeded in increasing it by far more, by doing very smart things in the field. And what we're now doing is analyzing what works, what works less, what doesn't work, what practices we shouldn't do, what practices we should do, and to make a significant impact on utilization moving forward.

          So, the bad news is that we have been trying different things and some of them have not been working. And maybe a lot of them have not been working. But we have been doing things as well, but some of them have been working extraordinarily well.

          And that gives me a lot of confidence moving forward that if we copy those and we extract the good practices and then spread them around the whole sales force we should be able to have a significant impact on utilization moving forward. And that, of course, is very significant.

Peter Bye: Can you give us some empirical evidence of what's working and what's not working?

Gavriel Meron:  Yes.  I'll do that in great detail in the call.

Peter Bye:  But just strategies, techniques.  What's the pushback?

Gavriel Meron: I know. And let us get that in an orderly manner and get that moving forward.

Peter Bye: And then on the clinical front, has reimbursement on ESO made you rethink on how you might want to design the clinical trial for PillCam colon to include cost savings into it with the total submission and the package in so you could sort of almost dual track CMS and FDA? Any thoughts there?

Gavriel Meron:  I am not sure I understand your question, Peter.

Peter Bye: Well, to - you've got issues on reimbursement with your latest new product, a time lag of almost two years from introduction when you look at a CPT code in '07. And have you thought about maybe designing a trial to obtain the evidence on the cost front, wherever it might be, the benefits from an economic standpoint to perhaps get reimbursement sooner for your next generation product or your next focal point, which is the colon, so you don't have a similar gap like you do here with ESO?

Gavriel Meron: The thing is this. If we hit, for example, from what you have said, then we would not have been in the market with PillCam ESO today and we would have been doing the trials. We are doing the trials in parallel. And I think that the right strategy moving forward is to go in parallel. So, you do want to get an indication approved.

          You do want to get it out there. You want to start fighting the fight with the pairs to get insurance coverage one by one in parallel. You do the clinical trials. And there are very large numbers of clinical trials in the pipeline instigated by InScope. And when they will be out, of course, they will be very powerful and will be very supportive of the reimbursement activity. But they take time. And they cannot start before you do FDA clearance.

          So, FDA clearance was in November and, as you're right, you probably do need a year of clinical trials to bring in to the stage that you can have some outcome studies and so on that will then go into peer review, but that is a process that we did. And if you remember in our presentations, we always show the peer review publications and how they grow over time. That takes time to build.

          I really don't think it's a question whether you should be in the market before you do that in parallel or not. So, the answer is yes. You go into the market in parallel, knowing that it's going to take a while, getting the clinical data, the publications in parallel to getting insurers in place, in parallel to starting setting to early adopters and so on. This is an effort that goes in parallel and should be expected to continue to work that way.

          So, it's not a question of waiting to go to market until you have all the data. As soon as you have data that is sufficient to allow you to get into market, I believe you should go to market and in parallel to that start the clinical trials, the longest clinical trials that give you outcome studies. The Thomas Jefferson University for suspected Crohn's study only came out in January of 2005. We launched in August 2001. And so, as you move into market, of course, it does take time.

Peter Bye: One of the, I guess, explicit programs you had thought would drive some utilization - obviously things take time - was cutting the cost of the recorder so that capacity utilization and existing accounts that they had more recorders. So, is that one of the strategies you said has worked or too early to tell?

Gavriel Meron: Well, there are accounts for sure that have bought DR2s in a way that would enable them to increase significantly the utilization, and they have. And that is part of it. But that will not drive the average gastroenterologist who is not doing one a week to buy a DR2. They're nowhere near there. So, there's something else that has to be done to bring them to a higher level that it becomes relevant for them to buy another DR2 to increase their capacity.

Peter Bye: Do you think - when do you think you'll know what that strategy is to reach an inflection point in driving adoption? You had the consensus statements come out in February and adopted by the DDW here. I mean, just given your experience is it a year? Is it a couple more quarters?

Gavriel Meron: Well, consensus is going to be published, I think, in August in "Endoscopy" in the peer review publication. And before it's published it's still, I would say, in some peoples' eyes maybe anecdotal. The publication of it in a peer review gives it really the stamp of authority, and we can then leverage on it far more than we have been able up till now.

          We obviously have a very detailed plan of activity. And it's not that we're going to start doing one now. It's just that we're constantly reviewing it and constantly reviewing on a quarterly basis. And now we're going to actually just before our quarterly reviews for the previous quarter to drill down and analyze in-depth what is working, what isn't, what should we change, what we need to do.

          And probably most of that is not something we're going to share because of potential competitive reasons, but I'm sure that I'll be able to share more after we go through these [inaudible] and - we'll share carefully in the earnings call some information on that that will help you more than I can help you now.

Peter Bye: Just one last thing on guidance. I guess when you gave it 95 to 105 is that the same thing as the 22 to 24, sort of the upper end range was supposed to be if ESO took off and the lower range if not?

Gavriel Meron:  Yes.  The - our upper end was a taking off of the ESO, yes.

Peter Bye:  And the lower end is essentially no ESO?

Gavriel Meron: No ESO, I don't think, was an option. And we are filling ESO ...

Peter Bye:  Limited.

Gavriel Meron: ... Q4. I wouldn't say that the lower range is no ESO. I'll give you all the details in a couple of weeks.

Peter Bye:  I look forward to it.  Thanks, Gabi.

Gavriel Meron:  OK.

Operator:  We'll go next to Anthony Vendetti of Maxim Group.

Anthony Vendetti: Thanks. I just have a couple questions. In terms of the taxes when did you come to the realization that there needed to be sales taxes paid?

Gavriel Meron: Well, the issue of sales tax is something that, of course, is not new in the United States. The understanding that there are sales tax and that there are exemptions was something that I think floated around at the company, knowing that it was exempt. And this was kind of general knowledge, which of course was incorrect.

          So, recently this was found by our - after we made changes in the financial group there at Inc. And the question then was, OK, so what is the story, because there are many that are exempt. It's a pretty complicated thing to do to review all the invoices to date - state by state, actually zip code by zip code because zip codes have different sales taxes and there are different laws state laws as well and different exemption.

          So, this had to be reviewed very carefully to understand where we are and what needs to be done. What I can tell you is that as of now invoices are issued with sales tax and our U.S. subsidiary is now compliant with that. And so, this issue should be behind us.

Anthony Vendetti: OK. So, going forward every zip code has the appropriate invoice with the appropriate sales tax?

Gavriel Meron: Right. There's some software that allows you to actually go through that. It's updated regularly by people who are experts in the field.

Anthony Vendetti: OK. And could you give us an update a little bit on how the reimbursement for PillCam ESO is progressing in terms of the U.S. and Japan?

Gavriel Meron:  OK.  One second.  You threw in Japan.

Anthony Vendetti: Well, marketing approval - reimbursement in the U.S. and marketing approval in Japan. Give us an update.

Gavriel Meron: PillCam ESO reimbursement is - activity is being made with payers on a one-by-one basis, and with different levels of success. The responses have been quite good, but we still have not seen the policies being issued. There is an expectation, we have a pipeline of policies that we expect to be issued for PillCam ESO.

          And beyond that I don't think I can give you details of which policies and so on. As they come out we will be announcing them because, of course, there's great interest in that, until we get to some critical mass where we will announce only quarterly, as we now announce PillCam small bowel.

          So, we will be announcing July 28th the additional policies that were approved for PillCam small bowel in the quarter, as we do now on a quarterly basis. So, with PillCam ESO we won't - I don't think we'll be holding that information. So, as it comes out we will announce it.

          In Japan we are in discussions with (inaudible), the authority there that approves the entry of medical devices into Japan. We've pretty much very progressed in the process and we still do hope to get approval this year from Japan to start selling into the Japan market.

Anthony Vendetti: And reimbursement there could take, after getting market approval, another six to 12 months? Is that about right?

Gavriel Meron: Yes. From the point of approval to getting into the country, yes, that's correct.

Anthony Vendetti: OK. And can you talk about the discounts in terms of when you expect them to end or the program that you have now is going to continue indefinitely?

Gavriel Meron: Well, at the moment there aren't any discounts on the workstation or on the - on PillCams. We actually reduced the price of the Data Recorder to just under $5,000.

Anthony Vendetti:  Right.

Gavriel Meron:  So, it's not a discount.

Anthony Vendetti:  It's a permanent ...

Gavriel Meron: Yes. It used to be, if you remember - maybe you don't remember it. The price of DR2s used to be $5,500. We increased it to $8,350 when we came out with DR2, and now we decided to bring it back to just under $5,000. So, that shouldn't be a barrier anywhere for increasing purchases of DR2 as utilization increase.

          Obviously we haven't seen that huge increase in utilization yet to make that very effective, but in those accounts that we do see increased utilization we have seen accounts with that happening, this additional DR2 is a definite benefit for them and attractive for them to increase utilization. That should not be a barrier. Basically what we're looking at and seeing, OK, where are there barriers and let's move them out of the way. And so, that was one of them.

Anthony Vendetti:  OK.  And your new CFO Yuval, when is he starting?

Gavriel Meron:  Sorry, the new CFO?

Anthony Vendetti:  Yes.

Gavriel Meron: He'll probably be starting working in a few week's time and phasing out of Koor and phasing in - probably in September he'll be fully phased in.

Anthony Vendetti: And how was he - was that through an executive search or is that someone that you knew?

Gavriel Meron: Well, Yuval Yanai is very well known in the Israeli investor community and I think also in the U.S. community, since he has been a CFO of public companies for the past, I think, 20 years. His reputation is widely known. And we didn't need a search firm to help us find him.

Anthony Vendetti:  OK.  All right.  Thanks.

Operator: We have time for two other questions. We'll go next to Lee Brown of Merrill Lynch.

Lee Brown:  Hi.  How are you?

Gavriel Meron:  Hi.

Lee Brown:  Just a quick question in terms of the SB.  I just want to clarify.
          Did you say the U.S. SB revenue run rate was up 50 percent, or was it a worldwide figure?

Gavriel Meron:  It's a worldwide figure.

Lee Brown:  OK.  And then in terms of the system sales you said that the U.S.
          systems were especially disappointing. Were the unit - was the unit volume down year over year from the prior year quarter, or was - and, likewise, was the revenue down from the prior year quarter?

Gavriel Meron: We'll do all the analyses again on the 28th because there has been a change in prices, as I mentioned, of the DR2. And we really need to analyze properly the final numbers of workstations and DR2s and the price effect and the quantity effect.

          I prefer not to answer that right now, but when I say I was disappointed I was disappointed compared to what we expected to happen at the end of the day on June 30th, where we did have a very long list of leads that we had hoped to close far more than we actually did close. So - and also that we had budgeted for that we included in our expectations.

Lee Brown: Fair enough. And then lastly in terms of the pricing, which was announced on May 19th at your investor meeting, when did that pricing change for the second workstation going down to just shy of $5,000 and the DR2 going to just shy of $5,000? When was that actually put into effect? Was it post the analyst ...

Gavriel Meron:  Immediately.

Lee Brown:  What?

Gavriel Meron: It was basically at that time. It was at that time. And this is also - because this is why the analysis has to be really sharp, because there were, of course, accounts that took this opportunity of adding another workstation to their account. So, in total numbers of workstations how do you count them?

          We will count them as workstations, of course, in revenue. You're not going to see the multiplication for starter kits. And so, it does obviously raise some analysis issues, which we're going to have to deal with. And a week from the end of the quarter is too early for us to be able to intelligently analyze that.

Lee Brown: But would it be safe to say that the majority of sales were made towards the back end of the quarter and, therefore, on a weighted average the pricing would be closer to the lower amount versus the previous price?

Gavriel Meron:  For sure, yes.

Lee Brown:  OK.  Thank you very much.

Gavriel Meron:  Thank you.

Operator: We'll go back to Ed Shenkan of Wells Fargo. And we'll have time for one other question after that.

Ed Shenkan: Hi, Gabi. Thanks for the follow-up question. The change that you're making with the sales force as far as priorities, letting InScope get a commission now on the small bowel capsules, can you just explain how that might work?

          Because certainly if they're now motivated for small bowel that's going to help you guys immensely. And will you have - as an existing customer only have one salesperson then, either the InScope or your rep driving all products if they already have a system in place?

Gavriel Meron: Yes. Ed, just to clarify, there's no change in the commercial relations between InScope and Given Imaging. So, it's not that we're paying InScope a commission on small bowel PillCams, because that's kind of what you said. And maybe you didn't mean that, but that's what it sounded like.

          What actually is happening is that our - we all know what we've budgeted to pay our sales force. And the question is how do you promote their behavior in a way that you want that to happen. And so, what both of us have decided is that a certain portion of the pie of commissions that were budgeted will be reserved to relate to how effective in the region PillCam small bowel has been and PillCam ESO, of course weighted very differently between the two different sales forces.

          We are two different companies and we have to retain our integrity as being two different companies and with different interests. But on the issue of a platform, the Given Imaging platform selling PillCam small bowel for all the indications of the consensus and selling PillCam ESO for all the expected indications, this is something that we're going to train all the 120 salesmen to.

          And they will all be selling that and they will be making money when they succeed in doing those sales. And I think this is the critical part of how we expect to see this play out. And this is very different to where we were, say, in the last six months. And this is a unique way of operation.

Ed Shenkan: And will an existing doctor that has a workstation - will he have the InScope rep and the Given rep both calling on him to drive utilization of both products?

Gavriel Meron: Once you have a customer then of course our - the Given rep will go there to drive small bowel and will talk ESO when they come there. And the InScope rep will go there talking ESO and also talking small bowel. But don't forget that both companies will have additional products and will be promoting their additional products as well, even though for the moment that's not the case.

          But we have to be ready and plan for that because that's what the agenda is. InScope will not only be selling in the future Given Diagnostic Imaging systems and PillCam ESO. They do have a pipeline of their own. We also will have a pipeline of our own. There will be divergence there.

          If we look at the next six months, the next six months for sure we will all be talking platform, PillCam small bowel, PillCam ESO. This is the advantage of having a Given system, being able to use the same system and benefit the diagnostic tests and information that both PillCam ESO and PillCam small bowel can provide.

Ed Shenkan: Are you more optimistic on the small bowel capsule growth now than you might have been three months ago, knowing that InScope is going to maybe devote a little more resources towards small bowel capsule utilization?

Gavriel Meron: I'm optimistic about all the elements of our growth, whether it be PillCam small bowel or PillCam ESO, and the platform itself, I think, that having the 120 people trained and educating the field and the customers for the value of the platform and with its products moving forward is something that is of significant value. And I do expect to see that have an effect.

Ed Shenkan:  OK.  Thanks, Gabi.  That's a good note to end on.

Gavriel Meron:  Thanks, Ed.

Operator:  We'll take our final question from Michael Freedman, Sawgrass
          Capital.

Michael Freedman: Thanks for taking the question. Gabi, just to clarify - and I guess it's the point that a few people have asked about. I know the system sales tend to be back end loaded in the quarter. But is that the same for the PillCam sales themselves, or since they're reorders do they tend to be more linearly even during the quarter?

Gavriel Meron: OK. Thanks for asking that. The PillCam small bowel sales are pretty much linear, I mean linear moving up and growing day-to-day. So, this - it's a daily event. You watch the PillCams coming in all through the day. In Q1, I think, $500,000 of PillCam small bowel was sold through the Internet. So, we're seeing it's not a daily event. It's every minute you can see things coming in.

          So, of course, that is something more traceable and you don't expect to have a surprise at the end of the quarter. And the normal selling of PillCam small bowel is not something that will have a significant effect on the spike at the end of the quarter. However - and, of course, the workstations is very different. The workstations there's a lot of pressure by a salesman at the end of the quarter to achieve their quotas, to close the deals.

Michael Freedman:  Right.

Gavriel Meron: ... and the expectation by the purchasing agents waiting out toward the end of the quarter, maybe being able to get something out of the salesman who's under pressure. So, it's something that unfortunately all of us who have been in devices really hate and want to change, but I haven't ever seen it actually being changed anywhere.

          And that will change as a proportion of our revenue coming from workstations gets less, and that of course has a lesser effect. So, that is why also that the reduced performance compared to guidance is not a huge number, 20.5 compared to the low end of 22. And that is because a very high proportion of our sales are already coming out of the recurring revenue. And the recurring revenue is, of course, much easier to plan for.

          The PillCam ESO is strange. And this is where I would like to explain. We do have 80 InScope reps running around trying to sell PillCam ESO capsules. And we do have more than 700 customers who already have PillCam ESO and are utilizing it.

          And since they are utilizing it, even though it may be at a very slow rate, at some point in time - and if they theoretically all use at the same, at some point in time there'll be 700 people ordering a 10-pack. And so, that's 7,000 capsules and that's $3.5 million. So, you see what I'm saying? And so ...

Michael Freedman:  Yes.

Gavriel Meron: ... there is out there a $3.5 million order that's ready to come, and we don't know exactly when it's going to come. So, at the end of the quarter, this specific quarter, there was a potential for millions of dollars to come in towards any day at the end of the quarter and any day moving forward, by the way, when they start reordering, and they will start reordering when they utilize more regularly.

          And that will happen with announcements for reimbursement policies. And since those reimbursement policies we expect to see happening, it is in the pipeline and can happen imminently, then as they do come out we can expect to see some significant reorders in a spike rather than in a daily event.

Michael Freedman: Well, OK, thank you, because that was kind of the question behind my question. I mean, obviously I and some other investors lived through the disappointing delay in issuance of original CPT codes for the small bowel and the disappointing delay in traction on expanded coverage, and all of them came through.

          So, I'm prepared to wait however long it takes for the ESO, as long as I'm comfortable that the SB business is still intact and moving forward and there's no problem with the SB business. And I think that's kind of the question that a lot of people have been trying to tease out of you.

Gavriel Meron:  OK.  So, 50 percent growth is growing. It's growing very nicely.
          And we want it to grow more.

Michael Freedman:  Right.  Right.

Gavriel Meron: And we're doing everything we can to drill down and find the things that work and get them to work to have further and not incremental growth. And that's our challenge and that's what we're doing.

Michael Freedman: OK. Thanks. Just one other clarification. You had talked about the permanent CPT code for ESO. Was there a possibility of getting a temporary CPT code sooner besides the individual payer reimbursements?

Gavriel Meron: Yes, there is that possibility, and that, of course, is something that we're also working on. But - and, again, as soon as that happens we'll be able to announcement. That has not happened yet.

Michael Freedman: OK. But that is something that could happen on a much sooner timeline than the ...

Gavriel Meron:   Sure.

Michael Freedman:  2007.  OK.

Gavriel Meron:  Absolutely.

Michael Freedman:  Thanks, Gabi.

Gavriel Meron:  Thanks.

Operator: This does conclude our question-and-answer session. Mr. Meron, I'll turn the conference back over to you for any additional or closing comments.

Gavriel Meron: OK. Thank you all for joining this call. And I just want to reiterate that our potential for growth is solid. We are in the transition phase of an $80 million run rate revenue company, reaching for the hundreds of millions of revenue that we want to see. And that is our challenge. And I'd like again to say that I'm pleased to Yuval join the team and bring his experience to the table to support this effort too.

          The fundamentals of the quarter, focusing our Given and InScope sales forces to work as one team and leveraging on that strength in the market, the powerful clinical data that we seeded at ICCE and that was presented at DDW and the consensus that will be published in the peer review journal Endoscopy in a few weeks, all of these will have a positive effect on our performance, on our sales, on our earnings, though it is too early for me to quantify this effect.

          And we'll talk about guidance, of course, on the 28th. We do appreciate the continued support of our shareholders. And I do look forward to updating you further with our detailed financial results and guidance on our release on July 28th and on the earnings call on July 29th. So, thank you again, all of you. Bye.

Operator: And this does conclude our conference. Thank you for your participation. You may disconnect at this time.

                                       END